UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINTOUR & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 FULTON STREET
(No. and Street)

WESTBURY	NEW YORK	11590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTIAN WINTOUR 516-535-0020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & CO LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, SECTOR-7	ROHINI, NEW DELHI	INDIA	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

Assets

Cash and Cash Equivalents	346,111
Prepaid Expenses	427
Total Assets	$ 346,538

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 1,799
Total Liabilities	$ 1,799

Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,001
Additional Paid-In Capital	(522,920)
Retained Earnings	807,965
Net Income	3,693
Total Shareholder's Equity	$ 344,739
Total Liabilities and Shareholder's Equity	$ 346,538

The accompanying notes are an integral part of these financial statements.